

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via E-mail
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
9070 S. Rita Rd Suite 1450
Tuscon, Arizona 85747

> **Re: AudioEye, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 13, 2012**
> **File No. 333-177463**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

AE could be materially adversely affected by its level of indebtedness, page 7

1.   Please revise the table on page 7 to reconcile the Post-Separation amounts to the pro forma amounts shown on your pro forma balance sheet on page 36.

Pro Forma Capitalization, page 33

2.   Please revise the table on page 33 to reconcile the pro forma equity amounts to the pro forma amounts shown on your pro forma balance sheet on page 36.

AudioEye Unaudited Condensed Consolidated Pro Forma Financial Statements, page 35

3.   We note your disclosure that the excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. This disclosure is inconsistent with the pro forma balance sheet and accompanying notes which do not show any allocation to goodwill. Please revise to clarify this apparent conflict.

4.   We note your disclosure that the Company has prepared a cash flow projection for the patents and determined that positive cash flows are not expected. Please reconcile this disclosure to your recognition of patents at fair value as indicated on page 39.

Unaudited Condensed Consolidated Pro Forma Statement of Operations for the year ended December 31, 2011, page 38

5.   Please tell us why you have not included pro forma adjustment to eliminate Patent impairment expense given your recognition of patents at fair value as indicated on page 39.

6.   Please expand footnote (4) on page 37 and 38 to disclose how you determined the expected useful life of the patents.

Note 1 - Acquisition of AudioEye, Inc. by AEAC, page 39

7.   We note that you have determined that fair value of the patents based upon the Company's market value, as being the purchase price between market participants at the date of the acquisition, less the Company's net assets at the time of purchase. It appears that you have used the residual method, which ASC 805-20-S99-3 states should not be used to value intangible assets other than goodwill. Please tell us how you considered ASC 805 which requires entities to separately measure the fair value of identifiable assets (i.e., the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date). Also, tell us what consideration you gave to other valuation techniques (e.g., income approach). Refer to ASC 820-10.

8.   To the extent that you do record goodwill as part of the transaction, please disclose a qualitative description of the factors that make up the goodwill recognized, such as intangible assets that do not qualify for separate recognition. Refer to ASC 805-30-50-1.

9.   Please tell us how you determined that the services agreement should be accounted for as contingent consideration, including how you considered the provisions of paragraphs 20-22 of ASC 805-10-25. In addition, we note that the amount of the contingent liability is based upon the estimates provided by CMGO. Please tell us how you determined that the amount as calculated using CMGO's estimates is the fair value of the contingent liability, how you determined that the fair value of the contingent consideration was determinable

(refer to paragraphs 18-20 of ASC 805-20-25), the authoritative literature upon which you relied, and how it supports your accounting treatment.

Consolidated Financial Statements, pages 42-52

10.   Please update the financial statements and all related disclosures, including MD&A and pro forma information, in accordance with Rule 8-08(b) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Assistant Director
Michael McTiernan